Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RE-DESIGNATION OF DIRECTOR AND APPOINTMENT OF PRESIDENT

APPOINTMENT OF VICE PRESIDENT

CHANGE OF MEMBERS OF THE BOARD COMMITTEES

AND

RESIGNATION OF CHIEF ENGINEER

Re-designation of Director and Appointment of President

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that in accordance with the articles of association of the Company, the Board has resolved to re-designate non-executive director of the Company, Mr. Zhang Jianhua (“Mr. Zhang”), to an executive director of the Company and to appoint Mr. Zhang as the president of the Company.

The biographical details of Mr. Zhang are set out below:

Zhang Jianhua, aged 53, is a Vice Chairman of the Company, concurrently serving as a director, general manager and deputy secretary of the Party Committee of China National Petroleum Corporation. Mr. Zhang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in PRC petroleum and chemical industry. From April 1999, Mr. Zhang served as a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000, he served as a deputy manager of Sinopec Shanghai Gaoqiao Company. From September 2000, he served as the manager of Sinopec Shanghai Gaoqiao Company. From April 2003, he served as a vice president and director of refining department of China Petroleum & Chemical Corporation. From November 2003, he concurrently served as the director of the production and operation management department of China Petroleum & Chemical Corporation. From February 2005, he served as the member of Party Committee of Sinopec Group. From March 2005, he served as the senior vice president of China Petroleum & Chemical Corporation. From May 2006, he served as a director of China Petroleum & Chemical Corporation. From June 2007, he concurrently served as the chairman of Sinopec (Hong Kong) Limited. From October 2014, he concurrently served as the chairman of Sinopec Engineering (Group) Co., Ltd. From July 2016, he served as the director, general manager and deputy secretary of the Party Committee of China National Petroleum Corporation. From October 2016, he has been serving as a Director and Vice Chairman of the Company.

Mr. Zhang’s appointment will take effect from 5 June 2018. The remuneration receivable by Mr. Zhang for serving as the president of the Company will be determined by the examination and remuneration committee of the Board as authorised by the Board.

Save as disclosed above, Mr. Zhang (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information on Mr. Zhang that needs to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

Appointment of Vice President

The Board hereby announces that in accordance with the articles of association of the Company, the Board has resolved that Mr. Li Luguang (“Mr. Li”) be appointed as the vice president of the Company.

The biographical details of Mr. Li are set out below:

Li Luguang, aged 56, is the general manager and deputy secretary of the Party Committee of the Company’s Exploration and Production Branch. Mr. Li is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of working experience in PRC oil industry. From September 1999, Mr. Li served as the deputy general manager and a member of Party Committee of PetroChina Southwest Oil & Gasfield Company. From September 2003, he served as the general manager and deputy secretary of the Party Committee of PetroChina Southwest Oil & Gasfield Company. From November 2005, he served as the general manager and secretary of the Party Committee of PetroChina Southwest Oil & Gasfield Company. From April 2014, he served as the general manager assistant of China National Petroleum Corporation. From October 2016, he concurrently served as the general manager and deputy secretary of the Party Working Committee of PetroChina Tarim Oilfield Company. From April 2017, he concurrently served as the general manager and secretary of the Party Working Committee of PetroChina Tarim Oilfield Company. From April 2018, he served as the general manager and deputy secretary of the Party Committee of the Company’s Exploration and Production Branch.

Mr. Li’s appointment will take effect from 5 June 2018.

Change of Members of the Board Committees

The Board is pleased to announce that, Mr. Zhang Jianhua has been appointed as the chairman of the Investment and Development Committee under the Board and ceased to serve as the chairman of the Health, Safety and Environment Committee under the Board, and Mr. Duan Liangwei has been appointed as the chairman of the Health, Safety and Environment Committee under the Board.

Resignation of Chief Engineer

The Board hereby announces that due to his age, Mr. Lin Aiguo (“Mr. Lin”) has tendered his resignation and ceased to hold the position of the chief engineer of the Company with effect from 5 June 2018.

Mr. Lin has confirmed that he has no disagreement with the Board and is not aware of any other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Lin has shown great diligence and professionalism in his work since he served as the chief engineer of the Company. The Board wishes to record its appreciation for Mr. Lin’s valuable contributions during his tenure of service.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

5 June 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.